Exhibit 15
Telvent Announces Second Quarter 2006
Financial Results
     ■ Revenues Increase 11.4% to €106.6 Million Year-Over-Year.
     ■ Pro Forma EPS of €0.11 Per Diluted Share, an increase of 12.1%.
Madrid — August 30, 2006 — Telvent GIT, S.A. (NASDAQ: TLVT), the Global RealTime IT Company, today announced unaudited financial results for the second quarter ended June 30, 2006.
Telvent’s second quarter 2006 revenues totaled €106.6 million, an increase of €10.9 million or 11.4 percent, versus €95.8 million reported for the second quarter of 2005.
Net income for second quarter 2006 was €1.9 million, a decrease of €0.2 million or 10.4 percent, versus €2.1 million reported for the second quarter of 2005. Earnings per diluted share for the second quarter of 2006 were €0.06 (based on a weighted average of 29,247,100 shares outstanding), compared to €0.07 per diluted share (29,247,100 shares) in the second quarter of 2005.
Pro forma net income for the second quarter 2006 was €3.2 million, an increase of 12.0 percent, versus €2.8 million for the second quarter of 2005. Pro forma earnings per diluted share for the second quarter 2006 were €0.11, versus €0.10 for the second quarter of 2005.
Revenues for the first six months of 2006 totaled €201.9 million, an increase of €30.6 million or 17.9 percent, versus €171.3 million reported for the first six months of 2005.
Net income for the first six months of 2006 was €6.6 million, an increase of €1.5 million or 28.3 percent, versus €5.2 million reported for the first six months of 2005. Earnings per diluted share for the first six months of 2006 were €0.23 (based on a weighted average of 29,247,100 shares outstanding), compared to €0.18 per diluted share (29,247,100 shares) in the same period of 2005.
Pro forma net income for the first six months of 2006 was €8.5 million, an increase of 27.5 percent, versus €6.7 million for the first six months of 2005. Pro forma earnings per diluted share for the first six months of 2006 were €0.29, versus €0.23 for the same period of 2005.
Pro forma net income excludes the amortization of intangible assets from the purchase price allocations in our acquisitions, stock compensation plan expenses and mark to market hedging, that Telvent believes are not indicative of its core performance or results.

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A reconciliation between GAAP, pro forma net income and EPS is provided in this release in a table immediately following the condensed consolidated financial statements.
“Revenues grew in most of our core sectors of activity during the quarter, demonstrating the continued strength and momentum of our business. The first half of the year has been extremely active for Telvent. Our major initiatives delivered positive results in client renewals, revenue and sales pipeline growth, and expansion of capabilities and geographic reach. In addition, acquisitions in the strategically important U.S. and China markets have significantly increased our global capabilities in our ITS Traffic business.
“This is giving us the confidence that our 2006 expectations are on track and that we are executing well on our business plans for the year. We are well-positioned for further growth and remain focused on delivering value to our clients and shareholders,” said Manuel Sánchez Ortega, Telvent’s chairman and chief executive officer.
Gross margin was 21.1 percent in the second quarter of 2006 compared to 20.2 percent in the second quarter of 2005. Gross margin for the first six months of 2006 was 22.7 percent compared to 22.1 percent in the same period last year.
Operating expenses, as a percentage of revenues, were 17.0 percent in the second quarter of 2006. This represented an increase of €2.3 million or 0.5 percentage points from the same period last year. Operating expenses, as a percentage of revenues, for the first six months of 2006 were 18.0 percent, compared to 17.4 percent in the same period last year.
Income from operations, as a percentage of revenues, was 4.2 percent in the second quarter of 2006, compared to 3.7 percent in the second quarter of 2005. For the first six months of 2006, income from operations, as a percentage of revenues, was 4.8 percent unchanged from the same period last year.
As of June 30, 2006, cash and cash equivalents were €81.6 million and total debt (including net €25.1 million credit line due to related parties) was €79.3 million, resulting in a net cash position of €2.3 million. As of December 31, 2005, net cash position was €58.1 million.
For the first six months of 2006, cash used in operating activities net of property, plant and equipment additions, was €46.0 million. For the same period in 2005, cash used was €30.3 million.
Segment Discussion
Energy
Revenues for the Energy segment in the second quarter of 2006 were €49.8 million, an increase of €5.1 million, or 11.4 percent, from €44.7 million in second quarter 2005. Gross margin in this segment was 21.0 percent in the second quarter of 2006 versus 22.2 percent in 2005.
In the Oil and Gas sector, the most important contract was with Petroleos Mexicanos (PEMEX) in Mexico for the fire and gas detection system in the Akal-C offshore platforms. This safety system includes fire and gas detection; fire suppression for 3

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control rooms, automation of fire pumps and OASyS DNA. This is one of the biggest contracts signed so far for this type of project and is an important precedent in the highly competitive Mexican market. The total contract amount is U.S. $9.0 million (approx. €7.0 million).
In the Electricity Sector, the most significant contract was the upgrade of the Supervisory, Control and Data Acquisition (SCADA) system for the Toronto Hydro Electric in Canada. The SCADA is based on our OASyS DNA platform. The total contract amount is €1.4 million.
Revenues for the first six months of 2006 were €91.2 million, an increase of €11.2 million, or 14.0 percent, from €80.0 million in the same period of 2005. Gross margin in this segment was 23.2 percent in the first six months of 2006 versus 22.9 percent in 2005.
Traffic
Revenues for the Traffic segment during the second quarter 2006 were €29.6 million, a decrease of €2.5 million, or 7.8 percent, from €32.2 million recorded in the same period of 2005. Gross margin in this segment was 18.8 percent in the second quarter of 2006, versus 16.7 percent in the second quarter of 2005. The most significant contract in the Traffic segment during the second quarter was the traffic command and control center project for Shanxi Jindieng Public Security Bureau. With this project, the Chinese authority aims to foster a multi-modal urban transport system, which is planned, designed, and used for the safe, efficient and healthy movement of people and goods. The total contract amount is €4.1 million.
Revenues for the first six months of 2006 were €56.5 million, a decrease of €0.2 million, or 0.3 percent, from €56.7 million in the same period of 2005. Gross margin in this segment was 20.1 percent in the first six months of 2006, versus 18.7 percent in 2005.
Transport
Revenues for the Transport segment during the second quarter 2006 were €7.6 million, an increase of €3.0 million, or 65.9 percent, from €4.6 million during the same period in 2005. Gross margin in this segment was 30.8 percent in the second quarter of 2006, versus 15.9 percent in the same period of 2005. The most significant contract in this segment was the Automatic Fare Collection (AFC) system for line 2 extension of Mexico’s Metro Monterrey (Monterrey-San Nicolás-Escobedo), and the upgrade of AFC systems on lines 1 and 2. The contract includes the supply and installation of the access control system and the automatic ticket vending machines, which are based on contact less technology. The contract amount is €4 million.
Revenues for the first six months of 2006 were €16.5 million, an increase of €8.4 million, or 103.4 percent, from €8.1 million in the same period of 2005. Gross margin in this segment was 22.5 percent in the first six months of 2006 versus 20.6 percent in 2005.
Environment
Revenues for the Environment segment during the second quarter of 2006 were €8.9 million, an increase of €2.8 million, or 46.7 percent, from €6.1 million during the same period in

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2005. Gross margin in this segment was 18.7 percent in the second quarter of 2006, versus 32.6 percent in the same period of 2005. The most significant contract in this segment was the upgrade of the National Weather Radar Observation network for the Spanish National Meteorological Institute (INM). The contract involves the modernization of the existing 15 radar sites and the radar information systems at the Regional Centers and the National headquarters in Madrid. The upgraded system will allow the Spanish Meteorological Service to improve their capability to survey and track severe weather countrywide. The contract amount is €3.8 million.
Revenues for the first six months of 2006 were €18.3 million, an increase of €7.5 million, or 69.4 percent, from €10.8 million in the same period of 2005. Gross margin in this segment was 23.5 percent in the first six months of 2006, versus 27.5 percent in 2005.
Other
Revenues for the Other segment (Public Administration, Healthcare IT and Managed Services), during the second quarter of 2006 were €10.7 million, an increase of €2.5 million, or 29.7 percent, from €8.3 million in the same period in 2005. Gross margin in this segment was 23.5 percent in first quarter 2006, versus 16.5 percent in 2005. In our Public Administration activity, the most significant contract was the implementation of a Corporate Territorial Information System for the management and supervision of the geo-spatial information of the Guadalquivir river basin and the upgrade of the contents of the web and intranet with the development of an information system for Confederación Hidrográfica del Guadalquivir. The contract amount exceeds €1.0 million.
In our Healthcare activity, the most significant contract in this quarter was the Hospital Information System for San Juan de Dios hospitals in the south of Spain. It is an important reference for Telvent’s TiCares product, which is a tool used daily by more than 2,000 healthcare professionals. The contract amount is €2.6 million and involves the deployment of a patient administration system for 14 hospitals and the modernization of existing clinical information systems.
Revenues for the first six months of 2006 were €19.5 million, an increase of €3.7 million, or 23.6 percent, from €15.8 million in the same period of 2005. Gross margin in this segment was 27.7 percent in the first six months of 2006, versus 27.8 percent in 2005.
Backlog
Backlog (representing the portion of signed contracts for which performance is pending) as of June 30, 2006 was €427.7 million, which reflects 29.6 percent growth over the €330.1 million in backlog at the end of June 2005.
New Bookings
New order bookings (or new contracts signed) in the second quarter of 2006 were €85.0 million, an 18.5 percent decrease from €104.3 million during the same period in 2005. The accumulated bookings figure for the first six months of 2006 was €228.7 million, a 10.8 percent increase from the same period in 2005.

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Pipeline
Pipeline, measured as management’s estimates of real opportunities within the next 6 to 12 months, is approximately €1.23 billion.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and EPS. Pro forma net income and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investors’ understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Conference Call Details
Telvent Chairman and CEO, Manuel Sánchez, Chief Financial Officer Ana Plaza, and Jose Ignacio del Barrio, Executive Vice President of Business Development and Head of Investor Relations, will conduct a conference call to discuss the second quarter 2006 results, which will be simultaneously webcast at 9:00 A.M. Eastern Time / 3:00 P.M. Madrid Time on Thursday, August 31, 2006.
To access the conference call, participants in North America should dial 800-374-0724 and international participants should dial +1 (706) 634-1387. A live webcast of the conference call will be available on the investor relations zone of Telvent’s corporate web site at www.telvent.com. Please visit the web site at least 15 minutes early to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the web site approximately two hours after the conference call is completed. To access the replay, participants in North America should dial 800-642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 4260293.
About Telvent
Telvent (NASDAQ: TLVT), the Global RealTime IT Company, specializes in high value add solutions and services in four industry sectors (Energy, Traffic, Transport and Environment). Its technology allows high performing companies to make real-time business decisions using data acquisition, control, and advanced operational applications, providing secure actionable information delivery to the enterprise.
Investor Relations Contact:
José Ignacio del Barrio
Phone: +34 902-335599
Email: jibarrio@telvent.abengoa.com
Mark Jones
Phone: +1 646 284-9414
Email: mjones@hfgcg.com

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This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on May 3, 2006 and Telvent’s Quarterly Reports on Form 6-K for the quarters ended March 31, 2006 and June 30, 2006 filed on May 30, 2006 and August 30, 2006, respectively.

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Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€81,560	€80,010
Restricted cash	—	3,183
Other short-term investments	494	709
Derivative contracts	2,296	1,194
Accounts receivable (net of allowances of €3,071 as of June 30, 2006 and €2,650 as of December 31, 2005)	91,360	92,494
Unbilled revenues	120,273	77,069
Due from related parties	15,853	45,449
Inventory	23,017	11,622
Other taxes receivable	13,869	8,434
Deferred tax assets	5,712	6,043
Other current assets	5,424	1,532

Total current assets	€360,128	€327,739
Deposits and other investments	1,721	1,870
Property, plant and equipment, net of accumulated depreciation of €43,618 as of June 30, 2006 and €40,368 as of December 31, 2005	50,732	52,965
Long-term receivables and other assets	8,599	11,317
Deferred tax assets	16,527	14,446
Other intangible assets, net of accumulated amortization of €14,851 as of June 30, 2006 and €14,231 as of December 31, 2005	13,299	10,143
Goodwill	18,922	16,862

Total assets	€469,928	€435,342

Liabilities and shareholders’ equity:
Accounts payable	€147,940	€150,246
Billings in excess of costs and estimated earnings	19,315	20,417
Accrued and other liabilities	16,357	9,418
Income and other taxes payable	8,852	17,835
Deferred tax liabilities	5,850	3,082
Due to related parties	39,485	11,146
Current portion of long-term debt	3,909	8,515
Short-term debt	36,920	23,958
Short-term leasing obligations	1,698	1,948
Derivative contracts	2,328	1,440

Total current liabilities	€282,654	€248,005
Long-term debt less current portion	13,374	15,310
Long-term leasing obligations	3,119	4,035
Other long term liabilities	6,173	7,507
Deferred tax liabilities	79	673
Unearned income	283	211

Total liabilities	€305,682	€275,741

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Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	June 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Minority interest	1,068	1,604

Commitments and contingencies

Shareholders ´ equity:
Common stock, € 3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in-capital	39,383	40,471
Deferred compensation	—	(2,044)
Accumulated other comprehensive income	494	2,883
Retained earnings	35,412	28,798

Total shareholders’ equity	€163,178	€157,997

Total liabilities and shareholders’ equity	€469,928	€435,342

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Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Revenues	€106,636	€95,759	€201,942	€171,349
Cost of revenues	84,104	76,373	156,022	133,428

Gross profit	€22,532	€19,386	€45,920	€37,921

General and administrative	8,193	6,816	16,415	12,229
Sales and marketing	3,606	3,097	8,676	6,287
Research and development	4,203	3,685	7,183	7,054
Depreciation and amortization	2,102	2,222	3,986	4,235

Total operating expenses	€18,104	€15,820	€36,260	€29,805

Income from operations	4,428	3,566	9,660	8,116
Financial expense, net	(1,691)	(510)	(1,120)	(924)

Total other income (expense)	€(1,691)	€(510)	€(1,120)	€(924)

Income before income taxes	2,737	3,056	8,540	7,192
Income tax expense	710	1,046	1,908	1,530

Net income before minority interest	€2,027	€2,010	€6,632	€5,662

Loss/(profit) attributable to minority interests	(136)	100	(18)	(506)

Net income	€1,891	€2,110	€6,614	€5,156

Earnings per share
Basic and diluted net income per share	€0.06	€0.07	€0.23	€0.18

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100

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Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Six Months Ended June 30,
	2006	2005
Cash flows from operating activities:
Net income before minority interest	€6,632	€5,662
Adjustments to reconcile net income to net cash provided by operating activities	6,596	7,779
Change in operating assets and liabilities	(56,899)	(34,679)
Change in operating assets and liabilities due to temporary joint ventures	(2,299)	(9,067)

Net cash used in operating activities	€(45,970)	€(30,305)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	3,183	8,028
Due from related parties	27,499	22,088
Acquisition of subsidiaries, net of cash	(7,971)	(3,147)
Purchase of property, plant & equipment	(1,790)	(2,955)
Disposal /(Purchase) of investments	149	(18,100)

Net cash provided by investing activities	€21,070	€5,914

Cash flows from financing activities:
Proceeds from short-term debt, net	12,962	3,276
Repayment of long-term debt, net	(9,042)	(5,934)
Due to related parties	20,311	8,983

Net cash used in financing activities	€24,231	€6,325

Net decrease in cash and cash equivalents	€(669)	€(18,066)
Net effect of foreign exchange in cash and cash equivalents	2,219	3,017
Cash and cash equivalents at the beginning of period	67,796	69,582
Joint venture cash and cash equivalents at the beginning of period	12,214	10,933

Cash and cash equivalents at the end of period	€81,560	€65,466

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€—	€—
Interest	€2,407	€2,314

Non-cash transactions:

Capital leases	€483	€1,196

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Reconciliation between GAAP and Proforma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
GAAP basis income before income taxes	€2,737	€3,056	€8,540	€7,192
Adjustments to Net Income Amortization of intangibles	763	572	1,304	974
Stock compensation plan expenses	461	254	955	464
Mark to market derivatives	496	145	196	691

Total Adjustments	1,720	971	2,455	2,129

Adjusted income before income taxes	€4,457	€4,027	€10,995	€9,321

Income tax provision	(1,151)	(1,298)	(2,433)	(2,113)
Profit attributable to minority interests	(136)	100	(18)	(506)

Proforma Net Income	€3,170	€2,829	€8,544	€6,702

Earnings per share
Basic and diluted net income per share	€0.11	€0.10	€0.29	€0.23

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100